Exhibit 99.1

E-Home Household Services Holdings Limited Announces Extraordinary General Meeting Results on Share Consolidation and Share Capital Increase

FUZHOU, China, September 28, 2022 (GLOBE NEWSWIRE) -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, today announced that at an extraordinary general meeting of the Company held on September 23, 2022, at 10:00 a.m., local time, at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China (the “Meeting”), its shareholders approved resolutions that would result in (i) a share consolidation of 20 issued and unissued ordinary and preferred shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one share with par value of US$0.002 (the “Share Consolidation”) and (ii) an increase in the authorized share capital of the Company from US$51,000 (divided in to 510,000,000 shares) to US$1,020,000 (divided in to 510,000,000 shares), all of which will rank pari passu in all respects with all existing shares of the Company. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of the Company’s ordinary shares.

The Company will announce effectiveness of the Share Consolidation shortly. Immediately after the Share Consolidation, each stockholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary and preferred shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation. Stockholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e家快服”, provides integrated household services, including 1) installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, confinement nurse and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Hospital care; 5) Nanny delivery platform.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, confinement nurse, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning industries; 2) online and offline sales of medicine and health food (including nannies and nursing workers); 3) training on nannies and nursing workers to engage in health care in physical stores; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of “solving every issue of customers with heart”, and to the code of conduct of “doing everything well with heart”. The Company aims to set the benchmark of the household service industry. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086